SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                              Bell Industries, Inc.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   078 107 109
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                                (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 28, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 078 107 109                   13D              Page  2 of 5 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      WC
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             961,010
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         961,010
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      961,010
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.1%
     14         TYPE OF REPORTING PERSON*

                      PN

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CUSIP No. 078 107 109                   13D              Page  3 of 5 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     WARREN LICHTENSTEIN
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             961,010
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         961,010
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      961,010
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.1%
     14         TYPE OF REPORTING PERSON*

                      IN

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CUSIP No. 078 107 109                   13D              Page  4 of 5 Pages
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         The following  constitutes the Amendment No 2 to the Schedule 13D filed by the  undersigned  (the  "Amendment  No. 2"). This  Amendment No. 2 amends the
Schedule 13D as specifically set forth.

Item 3 is hereby amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 961,010 shares of Common Stock owned by Steel Partners II is $10,181,720. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Items 5 (a) and 5 (b) are hereby amended as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,488,306 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

                  As of the close of business on December 31, 1998, Steel Partners II beneficially owns 961,010 shares of Common Stock, constituting approximately 10.1% of the shares of Common Stock outstanding. Mr. Lichtenstein beneficially owns 961,010 shares of Common Stock, representing approximately
10.1% of the shares of Common Stock outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 961,010 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of such shares of Common Stock were acquired in open-market transactions.

                  (a) The following transactions were made by the Reporting Persons in the Issuer's Common Stock since the filing of Amendment No. 1 to the
Schedule 13D.

                             Steel Partners II, L.P.

Shares of Common
 Stock Purchased            Price Per Share           Date of Purchase
 ---------------            ---------------           ----------------
     239,900                    11.07001                  12/28/98
     48,200                     11.08300                  12/31/98

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CUSIP No. 078 107 109                   13D              Page  5 of 5 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1999                     STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By:/s/ Warren G. Lichtenstein
                                          -----------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       --------------------------------
                                       WARREN G. LICHTENSTEIN